September 6, 2017

Mr. Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Kadant Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed March 15, 2017
File No. 001-11406

Dear Mr. James:

On behalf of Kadant Inc. (we, Kadant, the Company), we hereby respond to the comments set forth in your letter dated August 23, 2017. The comments in the letter are reproduced below, together with our responses thereto.

Form 10-K for the Fiscal Year Ended December 31, 2016

Management’s Discussion and Analysis of Financial Condition

Results of Operations, page 24

1.	Comment:
Throughout this section you present measures that exclude the effect of one or both of (i) the PAAL acquisition and (ii) foreign currency translation but you do not identify these measures as non-GAAP, nor do you provide the reconciliations to the most directly comparable GAAP measures and the qualitative disclosures required by Item 10(e) of Regulation S-K. Please revise your presentations in future filings to comply with that guidance.

Response:
In future filings, we will clearly identify each applicable measure as non-GAAP and ensure that the paragraph in which we identify the non-GAAP measures is presented in the “Results of Operations” at the beginning of the section to give it greater prominence.

The SEC’s Final Rule on Conditions for Use of Non-GAAP Financial Measures and Item 10(e) of Regulation S-K requires that non-GAAP reconciliations be “by schedule or other clearly understandable method.” We believe that we meet this requirement by providing both the GAAP measure and the reconciliation components in the sentence immediately preceding each non-GAAP disclosure. The most directly comparable GAAP measure can be easily derived from the information provided in our disclosure.

For example, we respectfully call your attention to the fifth paragraph on p. 25, where we state (emphasis added):

“Revenues from our Stock-Preparation product line increased $23.0 million, or 16%, in 2016 compared to 2015, including $40.8 million in revenues from the acquisition of PAAL, offset in part by a $1.6 million decrease due to the unfavorable effect of foreign currency translation. Excluding the acquisition and unfavorable effect of foreign currency translation, revenues from our Stock-Preparation product line decreased $16.2 million, or 11%, in 2016 …”.

The disclosure above presents the GAAP result ($23.0 million increase) and the reconciliation components ($40.8 million in revenue from the acquisition of PAAL and $1.6 million decrease from the unfavorable effect of foreign currency translation) immediately preceding the non-GAAP measure. The non-GAAP measure of “$16.2 million decrease in the Stock-Preparation product line,” can be easily derived from the amounts provided in the preceding sentence ($23.0 increase less $40.8 million increase and plus $1.6 million decrease equals $16.2 million decrease).

Consolidated Financial Statements

Consolidated Balance Sheet, page F-4

2.	Comment:
Revise the statements in future filings to clearly state the dates as of which you are presenting the amounts, e.g., as of December 31, 2016. Please refer to Item 8 of Form 10-K and Rule 3-01 of Regulation S-X which ask that you present audited financial statements as of a certain date. This comment also applies to the various tables presented in your financial statements.

Response:
In future filings, we will clearly state the dates for which we are presenting the amounts the financial statements in accordance with Item 8 of Form 10-K and Rule 3-01 of Regulation S-X.

Consolidated Statements of Operations, page F-5

3.     Comment:
You present income (loss) from discontinued operations in these statements and throughout the filing, but we note no disclosure explaining the transactions reflected in that caption. When you present discontinued operations in future filings include a note to the financial statements to briefly describe the transactions. See the disclosure requirements of ASC 205-20-50. If material, revise Management’s Discussion and Analysis to discuss the transactions.

Response:
In future filings, we will include a note to the financial statements to briefly describe the transaction resulting in the classification of the discontinued operation in accordance with ASC 205-20-50. The results of the discontinued operation were less than 0.3% of net income attributable to Kadant in all fiscal years presented, and its results are not expected to have a material effect on Kadant's results in future years. Therefore, we have not revised Management’s Discussion and Analysis to discuss the transaction.

We acknowledge that the Company and our management are responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the staff.
Please do not hesitate to contact me at 978-776-2014 if you have any questions or comments regarding this response.
Very truly yours,

/s/ Michael J. McKenney
Michael J. McKenney
Senior Vice President and Chief Financial Officer

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